

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 30, 2008

Mr. Donald A. Merril
Vice President and Chief Financial Officer, Myers Industries, Inc.
1293 S. Main Street
Akron, OH 44301

Re: **Myers Industries, Inc**
Form 10-K for the year ended December 31, 2007
Definitive Proxy Statement, March 20, 2008
Form 10-Q for the quarter ended June 30, 2008
File No. 1-8524

Dear Mr. Merril:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1A. Risk Factors, page 10

1. We note the statement "Risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements include, but are not limited to" the risk factors described and discussed. Since you must disclose all risks that it believes are material, delete the phrase "but are not limited to" in future filings.

Results of Operations, page 21

2. Throughout the discussion of your results of operations you cite multiple factors for changes in your results. Please revise future filings, to the extent practicable, to quantify the impact of each factor you identify when you identify multiple factors as impacting your results of operations. For example, on page 23 you cite that the key factors influencing profitability in the Distribution segment in 2007 were unfavorable product mix in the second half of the year and increased operating expenses associated with productivity initiatives and strategic investments in personnel and technology for long term growth but you did not quantify the impact of either factor.

Liquidity and Capital Resources, page 25

3. We read that you are in compliance with your debt covenants as of December 31, 2007. To the extent material to an understanding of your overall liquidity, please revise future filings to provide quantified disclosures regarding current compliance with your most restrictive debt covenants and any related trends in such compliance.

Market Risk and Derivative Financial Instruments, page 26

4. We read that in the fourth quarter of 2007 you started a systematic hedging program to limit the exposure to fluctuations in exchange rates related to your operations in Canada and Brazil. In future filings please expand your disclosures to explain this program and its impact. Additionally, if appropriate, please enhance your summary of significant accounting policies in the notes to your financial statements to clearly explain your accounting policies for these hedging programs.

Exhibits 31(a) and 31(b)

5. We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K and that the titles of the certifying individuals were included in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in exhibits 31(a) and 31(b) to the March 31, 2008 and June 30, 2008 10-Qs. Confirm that the individuals certified the reports in their individual capacities, and remove their titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in future filings.

6. We note that the certifying individuals omitted the internal control over financial reporting language from the introductory portion of paragraph 4 of the certifications. Please file an amendment to the 10-K containing full Item 9A disclosure and your financial statements. See Section 246.13 in our July 3, 2008 Compliance & Disclosure Interpretations which is available on the Commission's website at http://www.sec.gov.

March 20, 2008 Definitive Proxy Statement

Executive Compensation and Related Information, page 9

7. We note that you consider data on compensation practices of other companies in setting base salaries. To the extent that you use this data as a benchmark in setting base salaries or other compensation, please clarify this and identify the companies that you use as a basis for this comparison.

8. It appears that in 2007 improvements in operating income and cash flow as compared to levels in the prior year were material to your determination of the amount of cash bonus to pay to the named executive officers. In 2008, you will look to improvements in EBITDA and cash flow to determine the amount of bonuses you will pay. When you report 2008 compensation, you must discuss in more detail how you measured improvements in EBITDA and cash flow and how those improvements will determine the amount of the bonus, including any target amount of improvement underlying the actual amount of bonus paid. For example, if a portion of the bonus calculation links various percentage improvements in EBITDA in 2008 as compared to 2007 with various payment amounts or percentage of salary amounts, then you must disclose these amounts and percentages.

9. When you report fiscal 2008 cash bonus awards, provide disclosure of the amount of the aggregate cash bonus awards attributable to the EBITDA component and the amount of the aggregate cash bonus awards attributable to the cash flow component. We note that although you disclosed the aggregate cash bonus awards of $591,465 and $230,000 for fiscal 2007, you did not disclose the amounts of the aggregate cash bonus awards for fiscal 2007 attributable to the operating income component, the cash flow component, and the performance component. See Item 402(b) of Regulation S-K and the instructions to Item 402(b) of Regulation S-K. For additional guidance, you may wish to refer to Section II.B. of Release No. 34-54302A.

Form 10-Q for the quarter ended June 30, 2008

Liquidity and Capital Resources, page 20

10. We note that you used cash for operating activities during the first six months of 2008, that sales have decreased period over period and that you have incurred additional long term debt. In future filings, please enhance your liquidity discussion to address your current financial position, how you expect future operations to impact your liquidity, for example, you indicate that the decline in revenue from the auto industry could have a significant impact on your business, and discuss your current financing sources and any potential risks related to those sources. Please address whether you have experienced or expect to experience increased financing costs and the impact that has had or may have on your business.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Pamela A. Long, Assistant Director, at (202) 551-3760 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief